Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer:  Massey Energy Company

Subject Company:  Massey Energy Company

 Commission File Number:  001-07775

To:                     All Massey Members
From:                Baxter Phillips & Chris Adkins
Subject:            Integration teams start their work
Date:                 February 17, 2011

We are genuinely excited about Massey’s future as we prepare to combine forces with Alpha Natural Resources. We are convinced—as is Massey’s Board of Directors—that this is the right thing for Massey and our members and the communities where we live.

Last Thursday in Julian, we took an important step forward. Teams of Alpha representatives met with some of our counterparts to learn more about our operations and processes.  This is the first phase of a well-organized approach to prepare for the integration of our businesses and our talent. We’ll work with Alpha to blueprint the best organization for our collective future, including an operating model for our combined businesses.

The first two phases of set-up and planning will take us up to the date we close the transaction. Closing should happen around mid-year, assuming we secure the required regulatory approvals and shareholder votes.  At that point, with our plans done, we should be able to hit the ground running and be capable of working as one company and one organization.

We recognize that we’ll hit some rough patches as we travel along this road. Anxiety levels are high now because there are lots of unanswered questions.  We know the question that most are asking is whether your job will be impacted by the merger.  It is important to remember that the new combined company will need miners to mine coal. Our mines will remain the backbone of the business, and there continue to be more jobs than there are miners.  It is not only a good time to be a coal miner, but it is a good time to be employed at both Massey and Alpha.

As much as we wish that we had full and complete answers for you today, the fact of the matter is that we don’t have all the answers yet, because we’re only two weeks into this process. What we can promise you is this:

●	Both companies are committed to communicating important decisions as quickly as we can. We will be honest with you and not sugar-coat the truth.

●	Integration planning is being driven by people in both companies who have the best interest of their fellow workers and our miners at heart.

●	Nothing happens to your benefits at this time. When the deal closes and we are one company, we expect to have a clearer idea of how and when our benefits programs can be meshed together.

●
The ultimate goal of the combined organization is to be an employer of choice in our mining communities.  The foremost concern of the new company is to provide competitive compensation and benefits that serve the needs of employees and their families.

●	The Massey leadership team will work with the Alpha teams throughout the integration process to ensure that the merger is successful.

●	By the time the deal closes, our objective is to have a clear organizational structure for the combined business, and a clear view of what people’s roles are going to be.

Between now and close, even though we’ll be in dialogue with our counterparts from Alpha, we must stay focused on conducting “business as usual” as two separate companies—staying safe, mining coal, and avoiding any business disruption.

Thank you for making this historic event possible for Alpha and Massey. This is a great thing. We are not losing Massey, we are gaining a partner and an amazing opportunity. Together we’ll become a true leader in the coal industry.

Sincerely,

Baxter Phillips                                                                Chris Adkins
CEO & President                                                              SVP and Chief Operating Officer

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger.  After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.